DASTA Financial, LLC
(A Limited Liability Company)

**Financial Statements and Supplemental Schedules
pursuant Rule 17a-5 under the Securities Exchange Act of 1934
For the year ended December 31, 2024**

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL

OMB Number: 3235-0123
Expires: Nov. 30, 2026
Estimated average burden
hours per response: 12

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

8-70841

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **01/01/2024** AND ENDING **12/31/2024**
            MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **DASTA Financial, LLC**

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
 ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

101 Greenwich, Second Floor, Suite 402
          (No. and Street)

New York	NY	10006
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Kimberly Ryan	248-224-8713	kim.ryan@1031securities.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

David Lundgren & Company
      (Name – if individual, state last, first, and middle name)

505 North Mur-Len Road	Olathe	KS	66062
(Address)	(City)	(State)	(Zip Code)

01/05/2015		6075	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

---

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
 accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Justin Ramirez _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of DASTA Financial, LLC _____, as of 12/31 _____, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

VINCENT R PERROTTA
NOTARY PUBLIC-STATE OF NEW YORK
No. 01PE6384377
Qualified in Richmond County
My Commission Expires 12-10-2026

Notary Public

Signature: _____

Title: Chief Executive Officer

This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

DASTA Financial, LLC
(A Limited Liability Company)
December 31, 2024

CONTENTS

DAVID LUNDGREN & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS, CHARTERED
505 NORTH MUR-LEN ROAD
OLATHE, KANSAS 66062

DAVID B. LUNDGREN, MBA, CPA

TELEPHONE
(913) 782-9530
FACSIMILE
(913) 782-9564

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members
of DASTA Financial, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of DASTA Financial, LLC as of December 31, 2024, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of DASTA Financial, LLC as of December 31, 2024 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of DASTA Financial, LLC's management. Our responsibility is to express an opinion on DASTA Financial, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to DASTA Financial, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as DASTA Financial, LLC's auditor since 2024.

Olathe, Kansas
March 18, 2025


DASTA Financial, LLC
(A Limited Liability Company)
Statement of Financial Condition
December 31, 2024


Assets

Cash and cash equivalents	$	370,783
Prepaid expenses		17,688
Clearing firm		121,647
TOTAL ASSETS	**$**	**510,118**

Liabilities and Member's Equity

Accounts payable	$	21,464
Accrued Expenses		7,600
Total Liabilities		29,064
Member's Equity		481,054
TOTAL LIABILITIES AND MEMBER'S EQUITY	**$**	**510,118**


See accompanying notes to financial statements


Note 1 – <u>Organization and Nature of Business</u>

Dasta Financial, LLC ("DASTA" and the "Company") was formed as a limited liability company in the State of Delaware on October 21, 2021. Dasta is a subsidiary of DASTA, Inc. ("Parent"). On December 13, 2022, the Financial Industry Regulatory Authority, Inc. ("FINRA") approved the Company's application to act as a Broker registered with the Securities and Exchange Commission ("SEC"). DASTA is a member of the Securities Investor Protection Corporation ("SIPC").

The Company operates under the exemptive provisions of 15c3-3(k)(2)(ii) of the Securities Exchange Act of 1934, and accordingly, is exempt from the remaining provisions of that Rule. The Company does not hold customer funds or securities, but as an introducing broker-dealer, will clear securities transactions on behalf of the customers on a fully disclosed basis through a clearing broker-dealer and promptly transmit customer funds to the clearing broker-dealer. The clearing broker-dealer carries the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

The Company's operations consist primarily of providing corporate equity securities over the counter in an on-line trading platform. The majority of the Company's customers are individuals located throughout the United States.

Note 2 - <u>Significant Accounting Policies</u>

Basis of Presentation

The Company's financial statements are presented in conformity with accounting principles generally accepted in the United State of America ("U.S. GAAP").

Use of Estimates

The preparation of financial statements in conformity with the U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash equivalents are short-term, highly liquid investments with original maturities of less than three months that are readily convertible to known amounts of cash and which are

Note 2 –<u>Significant Accounting Polices (continued)</u>

subject to insignificant changes in value. In the normal course of business, the Company holds its cash balances, which may exceed federally insured limits, in at least one financial institution and is subject to credit risk to the extent that the cash held exceeds insured limits.

The Company earns interest income on certain interest-bearing accounts. Interest income is recognized on an accrual basis.

Revenue Recognition

The Company recognizes revenue in accordance with Accounting Standards Codification ("ASC") Topic 606, "Revenue from Contracts with Customers". The revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Clearing Firm Commissions

The Company introduces customers on a fully disclosed basis to a clearing broker of which the Company has a commission sharing agreement with. Each time a customer enters into a buy or sell transaction, the Company considers that a performance obligation is satisfied and accordingly, earns a commission. The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument and seller or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer. Commissions and related clearing expenses are recorded on a trade date basis.

Note 2 –Significant Accounting Polices (continued)

Revenue from Commission Sharing Arrangements

The Company introduces customers to another broker (the "broker") and recognizes commission revenue pursuant to a commission sharing arrangement with the other broker. Commission revenue is recognized on a trade-date basis. The broker is exclusively responsible for negotiating trade terms with the customers introduced by the Company and for the clearance and settlement services related to processing those trades. The broker pays a portion of the commission it receives to the Company. The Company records commissions, net of related clearing expenses, on a trade-date basis, in the accompanying statement of income (loss).

Income Taxes

The Company is a single-member limited liability company and is disregarded for federal income tax purposes. The Company's taxable income or loss is included in the tax return of the Parent's members; therefore, federal income taxes are not payable by, or provided for, the Company.

Current Expected Credit Loss

ASC Topic 326, "Financial Instruments – Credit Losses" ("ASC 326") impacts the impairment model for certain financial assets by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset. Under ASC 326, the Company could determine there are no expected credit losses in certain circumstances (e.g., based on the credit quality of the client). The allowance for credit losses is based on the Company's expectation of the collectability of financial instruments, including fees and other receivables utilizing the CECL framework. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. The Company's expectation is that the credit risk associated with assets is not significant, accordingly, the Company has not provided an allowance for credit losses at December 31, 2024.

Recently Adopted Accounting Standards

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of GAAP recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with

Note 2 –Significant Accounting Polices (continued)

GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASUs").

For the year ending December 31, 2024, the Company has adopted ASU 2023-07, Segment reporting topic 280. The Company has evaluated the implications, if any, of this pronouncement and the possible impact it may have on the Company's financial statements. Management has determined that the pronouncement has limited application to the Company and implementation did not have a material impact on the financial statements taken as a whole.

Note 3 – Net Capital Requirements

The Company is a member of the FINRA and subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital of the greater of $5,000 or 6 2/3% of aggregate indebtedness and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2024, the Company had excess capital in the amount of $458,366. The aggregate indebtedness was $29,064, which resulted in a minimum net capital required of $5,000. The Company had net capital of $463,366, which was in excess of the minimum $5,000 by $458,366. The Company's ratio of aggregate indebtedness was 6.27%, which is less than the maximum ratio of 1500%.

Note 4 – Transactions with Clearing Broker-Dealer and Commitment

The Company has a clearing agreement with a clearing broker dealer, to provide clearing, execution and related securities services. The agreement requires the Company to maintain a minimum of $125,000 as a deposit in an account with the clearing broker-dealer. The clearing agreement also requires a monthly minimum clearing charge of $15,000 per month.

Note 5 – Related Party Transactions

The Company is under the control of its Parent and is economically dependent on the Parent, DASTA, Inc. The existence of that control, dependency and concentration creates operating results and financial position significantly different than if the companies were

Note 5 – <u>Related Party Transactions (continued)</u>

autonomous. Transactions between the Company and Parent were not consummated on terms equivalent to arm's length transactions. The Company and the Parent have entered into an Expense Sharing Agreement ("ESA") effective March 12, 2023. The agreement was terminated in April 2024.

Note 6 – <u>Concentration of Credit Risk and Off-Balance Sheet Risk</u>

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash and clearing deposits.

In the normal course of business, the Company's customer activities involve the execution and settlement of customer securities transactions. The clearing broker-dealer carries the accounts of the customers of the Company and is responsible for execution, collection of and payment of funds and, receipt and delivery of securities relative to customer transactions. These transactions may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill their contractual obligations wherein the clearing broker-dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker-dealer.

Note 7 – <u>Segment Reporting</u>

The Company follows ASC 280, Segment Reporting (including adoption of ASU 2023-07), which requires companies to disclose segment data based on how management makes decisions about allocating resources to segments and evaluating performance.

The Company conducts its business activities and reports financial results as a single reportable segment, brokerage services segment. Using the management approach, qualitative and quantitative criteria established by ASC 280, the Company has determined it has a single reportable segment. The Chief Operating Decision Maker ("CODM") makes decisions about allocating resources and assessing performance in a manner consistent with the way the Company operates its business and presents their financial results, using net income that is also reported on the income statement as net income. There are no reconciling items to the income statement. The measurement of segment assets is reported on the balance sheet as total assets. The CODM uses net income to evaluate income generated from segment assets (return on assets) in deciding whether to

Note 7 – <u>Segment Reporting (continued)</u>

reinvest profits into the brokerage services segment or into other parts of the entity, such as to pay distributions to the Parent. The Company's CODM is the CEO. The nature of business and accounting policies of the brokerage services segment are the same as described in the organization and nature of business and summary of significant accounting policies.

Note 8 – <u>Contingencies</u>

The Company's business subjects it to various claims, regulatory examinations and actions, and other proceedings in the ordinary course of business. There are no pending claims or legal proceedings against the Company, in which the company is a named respondent.

Note 9 – <u>Subsequent Events</u>

Management has evaluated the Company's events and transactions that occurred subsequent to December 31, 2024, through the date which the financial statements were available to be issued and there were no subsequent events identified.